SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number: 0-5278
                                                         CUSIP Number: 44949K107


             |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
                         |_| Form N-SAR |_| Form N-CSR


                       For the Period Ended: June 27, 2008


         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


IEH Corporation
------------------------------------------------------
Full Name of Registrant

140 58th Street, Suite 8E
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Address of Principal Executive Offices (street and
number)

Brooklyn, NY  11220
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


IEH Corporation (the "Registrant") files this report for a 5-day extension for filing its Quarterly Report on Form 10-Q for the period ended June 27, 2008 ("Form 10-Q"). The Registrant will not be in position to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense due to its inability to complete all of the information required by Form 10-Q in sufficient time so as to allow for a complete review of its financial statements for the period ended June 27, 2008 by its independent registered public accounting firm. This Form 10-Q is the first time the Registrant is filing its quarterly report on Form 10-Q instead of Form 10-QSB. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed filing date.


PART IV -- OTHER INFORMATION


                  (1) Name and telephone number of person to contact in regard to this notification


Robert Knoth                    (718)         492-9673
---------------------------  ------------  -----------------------
Name                          Area Code    Telephone Number

                  (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_|No


                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SIGNATURE

                                 IEH Corporation
                                 ---------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: August 11, 2008            By:  /s/ Robert Knoth
                                               ---------------------------------
                                               Robert Knoth
                                               Chief Financial Officer

                                IEH Corporation
                                  Form 12b-25
                             Part IV, Question (3)

The Registrant is filing this Form 12b-25 for a 5-day extension for filing its Quarterly Report on Form 10-Q for the period ended June 27, 2008 (the "2008 Quarter") to enable its management to complete all of the information required by Form 10-Q in sufficient time so as to allow for a complete review of its financial statements by independent registered public accounting firm.

Management expects that the Registrant's financial results for the 2008 Quarter may significantly vary compared to the fiscal quarter ended June 29, 2007 (the "2007 Quarter") because in the 2008 Quarter the Registrant's operating revenues increased sharply by approximately $800,000 or 45.7% as a result of a dramatic increase in commercial aerospace spending, new customers in the medical device manufacturing sector as well as internal production efficiencies. Due to this increase in revenues, the Registrant expects to report operating income for the 2008 Quarter, as compared to the 2007 Quarter, which increased approximately $352,000 from $86,654 to approximately $439,000 or approximately 407%. The foregoing financial information, however, represent estimates by management, and as management has not yet finalized its analysis of its financial results, no assurances can be given that the results of operations actually reported by the Registrant will not differ from the estimated amounts described herein.